As filed with the Securities and Exchange Commission on March 21, 2005.

                                                                                                                                     Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

RBC INFORMATION SYSTEMS

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of RBC Information Systems	25,000,000 American Depositary Shares	$5.00	$1,250,000	$147.13

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

EMM-774434_4

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

EMM-774434_4

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of February 11, 2005, among RBC Information Systems, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 21, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of RBC Information Systems.

By:

The Bank of New York,

As Depositary

By:

/s/ Marianne Erlandsen

        Marianne Erlandsen

        Vice President

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Pursuant to the requirements of the Securities Act of 1933, RBC Information Systems has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Moscow, Russian Federation, on March 17, 2005.

RBC INFORMATION SYSTEMS

By:   /s/ Yury Rovensky

Name: Yury Rovensky

Title:    General Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 17, 2005.

/s/ Yury Rovensky

General Director

Name: Yury Rovensky

(principal executive officer)

/s/ Dmitry Belik

Financial Director (principal financial officer)

Name: Dmitry Belik

and Director

/s/ Anna Ostrovskaya

Chief Accountant

Name: Anna Ostrovskaya

(principal accounting officer)

/s/ German Kaplun

Director, Chairman of the Board

Name: German Kaplun

/s/ Alexander Morgulchik

Director, Vice Chairman of the Board

Name: Alexander Morgulchik

/s/ Hans-Joerg Rudloff

Director

Name:  Hans-Joerg Rudloff

/s/ Ekaterina Lebedeva

Director

Name: Ekaterina Lebedeva

/s/ Leonid Khazan

Director

Name: Leonid Khazan

/s/ Sergey Lukin

Director

Name: Sergey Lukin

/s/ Oleg Dyatlov

Director

Name: Oleg Dyatlov

/s/ Yuri Mostovoy

Director

Name: Yuri Mostovoy

/s/ Givi Topchishvili

Director

Name: Givi Topchishvili

/s/ Michael Hammond

Director

Name: Michael Hammond

/s/ Neil Osborn

Director

Name: Neil Osborn

Authorized Representative in the United States

By:  /s/ Donald J. Puglisi_________________

        Donald J. Puglisi

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of February 11, 2005, among RBC Information Systems, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.

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